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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                               AMENDMENT NO. 8 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              WYMAN-GORDON COMPANY
                            (Name of Subject Company)


                              WYMAN-GORDON COMPANY
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                               983085 10 1
                      (CUSIP Number of Class of Securities)


                                 David P. Gruber
                      Chairman and Chief Executive Officer
                              Wyman-Gordon Company
                              244 Worcester Street
                                  P.O. Box 8001
                     North Grafton, Massachusetts 01536-8001
                                 (508) 839-4441
  (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 With copies to:

                              David F. Dietz, P.C.
                           Joseph L. Johnson III, P.C.
                           Goodwin, Procter & Hoar LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000

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     This Amendment No. 8 to Schedule 14D-9 amends the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Wyman-Gordon Company (the "Company") on May 21, 1999 relating to the tender offer by WGC Acquisition Corp., a Massachusetts corporation and wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation ("Parent"), for all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of the Company, at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1999 and the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

     On October 26, 1999, Parent and the Company announced that they had executed an Agreement Containing Consent Orders with the staff of the FTC. The Agreement Containing Consent Orders will be submitted to the FTC for its approval with the recommendation of the FTC staff. There can be no assurances that the FTC will approve the Agreement Containing Consent Orders or as to the timing of any such approval. The FTC staff previously indicated to Parent that it would recommend to the FTC that the Offer be permitted to proceed if Parent and the Company agreed to divest certain of the Companys investment castings operations. The Agreement Containing Consent Orders, if approved by the FTC, would require the divestiture of the Company's large cast parts operations located in Groton, Connecticut and its titanium castings operations located in Albany, Oregon.

     The Company's subsidiary, Wyman-Gordon Investment Castings, Inc., has reached an agreement with a buyer pursuant to which the buyer will acquire the Company's large cast parts operations located in Groton, Connecticut. The terms of this divestiture have been approved by the FTC staff. The divestiture is subject to the approval of the FTC, the consummation of the proposed acquisition of the Company by Parent, and other customary closing conditions. FTC approval of the Agreement Containing Consent Orders would allow the Offer to proceed prior to divestiture of the Albany, Oregon titanium castings facility with that facility being held separately until a potential buyer acceptable to the FTC is found.

     The press release of Parent and the Company, dated October 26, 1999, announcing execution of the Agreement Containing Consent Orders with the staff of the FTC, is incorporated herein by reference to Exhibit 14 to the Schedule 14D-9.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

Exhibit 14 Joint Press Release issued by Wyman-Gordon Company and Precision Castparts Corp. dated October 26, 1999

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                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 27, 1999



                                        WYMAN-GORDON COMPANY



                                        By:  /s/ Wallace F. Whitney, Jr.
                                             ---------------------------
                                        Name:  Wallace F. Whitney, Jr.
                                        Title: Vice President